UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX REPORTED A $40.7 MILLION LOSS FOR 3Q18, OR -$1.03 PER SHARE, DUE TO HIGHER ALLOCATED CREDIT RESERVES FOR ITS NPL EXPOSURE; ROBUST TIER 1 CAPITALIZATION AT 17.8%

PANAMA CITY, REPUBLIC OF PANAMA, October 25, 2018

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the third quarter (“3Q18”) and nine months (“9M18”) ended September 30, 2018.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M18	9M17	3Q18	2Q18	3Q17
Key Income Statement Highlights
Net Interest Income ("NII")	$81.8	$91.7	$27.3	$27.9	$27.9
Fees and commissions, net	$11.8	$11.8	$3.7	$5.0	$3.6
Impairment loss from ECL on loans, loan commitments and financial guarantees contracts	$58.9	$9.0	$55.1	$1.8	$0.6
Operating expenses (1)	$36.5	$33.8	$10.9	$11.4	$10.0
(Loss) Profit for the period	$(9.6)	$61.4	$(40.7)	$16.6	$20.5
Profitability Ratios
Earnings per Share ("EPS") (2)	$(0.24)	$1.56	$(1.03)	$0.42	$0.52
Return on Average Equity (“ROAE”) (3)	-1.2%	8.1%	-15.5%	6.4%	7.9%
Return on Average Assets (“ROAA”)	-0.20%	1.26%	-2.58%	1.07%	1.30%
Net Interest Margin ("NIM") (4)	1.74%	1.87%	1.74%	1.81%	1.76%
Net Interest Spread ("NIS") (5)	1.26%	1.51%	1.20%	1.31%	1.37%
Efficiency Ratio (6)	39.7%	32.5%	36.5%	36.1%	32.0%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (7)	$6,305	$5,706	$6,305	$6,054	$5,706
Treasury Portfolio	$93	$88	$93	$94	$88
Total assets	$6,561	$6,200	$6,561	$6,331	$6,200
Total stockholders' equity	$989	$1,032	$989	$1,047	$1,032
Market capitalization (8)	$827	$1,159	$827	$975	$1,159
Tier 1 Basel III Capital Ratio (9)	17.8%	20.3%	17.8%	20.0%	20.3%
Total assets / Total stockholders' equity (times)	6.6	6.0	6.6	6.0	6.0
Liquid Assets / Total Assets (10)	11.7%	12.2%	11.7%	10.3%	12.2%
NPL to Loan Portfolio (11)	2.08%	1.20%	2.08%	0.98%	1.20%
Total allowance for ECL (12) to Commercial Portfolio	2.26%	2.04%	2.26%	1.44%	2.04%
Total allowance for ECL (12) to NPL (times)	1.2	1.8	1.2	1.6	1.8

3Q18 & 9M18 Highlights

•	Bladex reported a loss for the 3Q18 of $40.7 million, resulting in a loss of $9.6 million for 9M18, mainly due to higher allocated credit provision from expected credit losses (“ECL”) on non-performing loans (“NPL”).

•	NPL balance increased to $119.0 million, or 2.08% of total Loan Portfolio at the end of 3Q18. This compares to $54.3 million, or 0.98%, at the end of 2Q18 and $64.1 million, or 1.20%, at the end of 3Q17. The increase was mainly driven by the deterioration of one credit in the sugar industry in Brazil.

•	Total credit provision charges for ECL in the 3Q18 were $55.1 million which brought allowance for ECL to Commercial Portfolio to 2.26%, compared to 1.44% in 2Q18 and 2.04% last year. Total allowance for ECL covers 1.2 times NPL balances as of the end of 3Q18.

•	3Q18 end-of-period Commercial Portfolio balances increased to $6.3 billion (+4% QoQ; +10% YoY), which drove average balances up to $6.0 billion in 3Q18 (+3% QoQ; +6% YoY) and 9M18 (+2% YoY). The Bank increased exposure to Financial Institutions (“FIs”) to 52% of total Commercial Portfolio from 50% in the 2Q18 and 44% a year ago.

•	Net Interest Income (“NII”) for the 3Q18 decreased 2% QoQ to $27.3 million, on lower Net Interest Margin (“NIM”) of 1.74% (-7 bps QoQ), mainly due to the reversal of accrued interest on NPL reclassification. NII for the 9M18 was $81.8 million, a decrease of 11% YoY on lower NIM (-13 bps YoY).

•	Fee and commissions income totaled $3.7 million in 3Q18 (-27% QoQ; +4% YoY) and $11.8 million in 9M18 (flat YoY), as improved commissions from letters of credit offset lower loan structuring fees, reflecting the uneven nature of the business.

•	Efficiency Ratio stood at 36.5% in 3Q18 and 39.7% in 9M18. The Bank’s run-rate of quarterly expense base has decreased to $9.8 million in 3Q18, excluding charges related to severance and other one-time expenses. Excluding these items, the adjusted level of Efficiency Ratio stands at 33.2% for 3Q18.

•	In the effort to continue a comprehensive revision of operating and technology processes and infrastructure, the Bank disposed of obsolete software for a total of $4.1 million in 3Q18, presented within the line items “Impairment loss in other assets” and “Loss on derecognition of intangible assets” of the consolidated statements of profit or loss.

•	The Bank’s Tier 1 Basel III Capital Ratio was 17.8% at the end of 3Q18, as compared to 20.0% a quarter ago and 20.3% a year ago, on higher level of risk-weighted assets (“RWA”) resulting from Commercial Portfolio growth, coupled with lower equity levels on the quarterly loss.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer, said, “During our last quarter conference call, we identified key events that were impacting emerging markets, Latin America and commodity-related industries, such as sugar. First was the effect of higher US interest rates and a stronger US dollar – often a negative backdrop for emerging markets’ assets. Second was the protectionist rhetoric from the US regarding world trade, along with the negative impact of tariffs. Third was the political and macroeconomic uncertainty and overall lower growth prospects, or outright recession, for some key countries in Latin America.

These trends came to a head in the third quarter.

Specifically, a further deterioration in sugar fundamentals during the quarter, with prices trading significantly below the marginal cost of production, became too much for many Brazilian producers to bear. This included one of our credits and impacted our financial results for the quarter.

Looking forward, we want to highlight the credit strengths of our current portfolio. That strength enhances our capacity to withstand what we expect will continue to be a challenging environment. Bladex’s expertise, through solid credit underwriting, complements our ability to capitalize on opportunities – particularly in these more volatile times.

Bladex continues to improve its origination, with a better mix of medium-term to short-term loans, thereby lengthening the average life of our portfolio and increasing our origination margins. We believe our current portfolio, cost base and allowances for expected credit losses, improve our earnings generation capacity.”

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the third quarter 2018. The dividend will be paid on November 20, 2018, to stockholders registered as of November 6, 2018.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Loan Portfolio refers to loans, gross of the allowance for expected credit losses and unearned interest and deferred fess.

12)	Total allowance for ECL refers to allowance for expected credit losses on loans plus allowance for expected credit losses on loan commitments and financial guarantee contracts.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 25, 2018 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 81824564.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

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